T3/18

BP 3/3

8-39079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03001947

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH. D.C. 181

| SEC FILE NUMBER |
|---|
| 8- 021682 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marco Consulting Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 W. Washington Blvd., 9th Floor
(No. and Street)

Chicago (City) IL (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas A. Mitchell, Sr. (312) 575-9000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Legacy Professionals LLP
(Name – *if individual, state last, first, middle name*)

30 N. LaSalle St., Suite 4200 Chicago, IL 60602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/13

# OATH OR AFFIRMATION

I, Thomas A. Mitchell, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marco Consulting Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

VICE CHAIRMAN

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MARCO CONSULTING GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

# MARCO CONSULTING GROUP, INC.

FINANCIAL STATEMENTS WITH ADDITIONAL INFORMATION

DECEMBER 31, 2002 AND 2001

## CONTENTS


| | PAGE |
|---|---|
| Report of Independent Auditors | 1 |
| Balance Sheets | 2 |
| Statements of Operations | 3 |
| Statements of Changes in Stockholders' Equity | 4 |
| Statements of Cash Flows | 5 |
| Notes to Financial Statements | 6 |
| Supplementary Information | |
| Report of Independent Auditors on Supplementary Information Required by SEC Rule 17a-5 | 10 |
| Schedule of Net Capital Computation | 11 |
| Schedule of Computation for Determination of Reserve Requirement | 12 |
| Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 | 13 |

LEGACY
PROFESSIONALS LLP
CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT AUDITORS**

Board of Directors of
Marco Consulting Group, Inc.

We have audited the accompanying balance sheet of Marco Consulting Group, Inc. as of December 31, 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Marco Consulting Group, Inc. as of December 31, 2001 were audited by other auditors, whose report dated January 29, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Marco Consulting Group, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Legacy Professionals LLP

February 4, 2003



30 North LaSalle Street | Suite 4200 | Chicago, IL 60602 | 312.368.0500 | 312.368.0746 Fax | www.legacycpas.com

# MARCO CONSULTING GROUP, INC.

## BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| ASSETS | | |
| CASH AND CASH EQUIVALENTS | | |
| Cash on hand and in banks | $ 425,445 | $ 1,176,592 |
| Cash segregated under federal and other regulations | 66,049 | 307,752 |
| Total | 491,494 | 1,484,344 |
| ACCOUNTS RECEIVABLE | | |
| Commissions | - | 154,511 |
| Fees | 704,200 | 661,757 |
| PREPAID EXPENSES | 43,119 | 34,299 |
| NOTE RECEIVABLE | 3,338,000 | 3,345,000 |
| Total assets | $ 4,576,813 | $ 5,679,911 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| LIABILITIES | | |
| Accrued expenses | $ 5,000 | $ - |
| Conduit distributions payable | - | 212,062 |
| Commissions payable | - | 220,000 |
| Accrued state income taxes | 8,600 | 15,000 |
| Deferred state income taxes | 50,000 | 50,000 |
| Total liabilities | 63,600 | 497,062 |
| STOCKHOLDERS' EQUITY | | |
| Common stock, no par value, 10,000 shares authorized | 1,053 | 1,055 |
| Additional paid-in capital | 104,382 | 107,650 |
| Retained earnings | 4,407,778 | 5,074,144 |
| Total stockholders' equity | 4,513,213 | 5,182,849 |
| Total liabilities and stockholders' equity | $ 4,576,813 | $ 5,679,911 |

See accompanying notes to financial statements.

# MARCO CONSULTING GROUP, INC.

## STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| REVENUE | | |
| Fee income | $ 10,029,406 | $ 9,345,848 |
| OPERATING EXPENSES | | |
| Compliance and registration | 10,500 | 13,907 |
| Employee benefits | 50,893 | 48,453 |
| Insurance expense | 100,322 | 82,608 |
| Management fees | 8,138,073 | 8,339,253 |
| Payroll taxes | 113,978 | 103,904 |
| Retirement benefits | 82,013 | 75,475 |
| Salaries | 1,705,262 | 2,243,885 |
| Total | 10,201,041 | 10,907,485 |
| OPERATING (LOSS) | (171,635) | (1,561,637) |
| OTHER INCOME (EXPENSE) | | |
| Conference fees | - | 180,900 |
| Interest income | 445,850 | 29,529 |
| Travel reimbursements | 11,342 | - |
| Interest expense | (93) | (538) |
| Total other income | 457,099 | 209,891 |
| INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX | 285,464 | (1,351,746) |
| INCOME TAX (EXPENSE) BENEFIT | (11,197) | 29,522 |
| NET INCOME (LOSS) FROM CONTINUING OPERATIONS | 274,267 | (1,322,224) |
| DISCONTINUED OPERATIONS | | |
| Income from operations of discontinued recapture of brokerage commission business - net of income taxes of $1,410 for 2002 and $46,724 for 2001 | 34,527 | 2,109,874 |
| Income from the sale of discontinued operations - net of income taxes of $0 for 2002 and $50,000 for 2001 | 58,000 | 3,295,000 |
| INCOME FROM DISCONTINUED OPERATIONS | 92,527 | 5,404,874 |
| NET INCOME | $ 366,794 | $ 4,082,650 |

See accompanying notes to financial statements.

# MARCO CONSULTING GROUP, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

| | Capital Stock | | Additional Paid-in | Retained |
|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings |
| BALANCE AT DECEMBER 31, 2000 | 4,925 | $ 1,024 | $ 63,506 | $ 1,338,853 |
| Add | | | | |
| Net income | - | - | - | 4,082,650 |
| Stock issued to employees | 190 | 38 | 54,112 | - |
| Less | | | | |
| Stock reacquired from former employees | (35) | (7) | (9,968) | - |
| Dividend distributions | - | - | - | (347,359) |
| BALANCE AT DECEMBER 31, 2001 | 5,080 | 1,055 | 107,650 | 5,074,144 |
| Add | | | | |
| Net income | - | - | - | 366,794 |
| Less | | | | |
| Stock reacquired from former employees | (10) | (2) | (3,268) | - |
| Dividend distributions | - | - | - | (1,033,160) |
| BALANCE AT DECEMBER 31, 2002 | 5,070 | $ 1,053 | $ 104,382 | $ 4,407,778 |

See accompanying notes to financial statements.

## Marco Consulting Group, Inc.

### Statements of Cash Flows

### Years Ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Continuing operations | | |
| Net income (loss) | $ 274,267 | $ (1,322,224) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) continuing operations | | |
| Stock compensation expense | - | 54,150 |
| Net (increase) decrease in | | |
| Cash segregated under federal and other regulations | 241,703 | 125,509 |
| Accounts receivable - commissions | 154,511 | 221,069 |
| Accounts receivable - fees | (42,443) | 199,330 |
| Prepaid expenses | (8,820) | (17,929) |
| Net increase (decrease) in | | |
| Accrued expenses | 5,000 | - |
| Conduit distribution payable | (212,062) | (268,019) |
| Commissions payable | (220,000) | 220,000 |
| Net cash provided by (used in) continuing operations | 192,156 | (788,114) |
| Discontinued operations | | |
| Net income | 92,527 | 5,404,874 |
| Adjustments to reconcile net income to net cash provided by discontinued operations | | |
| Gain on sale of recapture of brokerage commission business | (58,000) | (3,295,000) |
| Net cash provided by discontinued operations | 34,527 | 2,109,874 |
| Increase (decrease) in state income taxes payable | (6,400) | 2,000 |
| Net cash provided by operations | 220,283 | 1,323,760 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Principal received on note receivable | 65,000 | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Dividend distributions | (1,033,160) | (347,359) |
| Payments to reacquire stock | (3,270) | (9,975) |
| Net cash (used in) financing activities | (1,036,430) | (357,334) |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | (751,147) | 966,426 |
| **CASH AND CASH EQUIVALENTS** | | |
| Beginning of year | 1,176,592 | 210,166 |
| End of year | $ 425,445 | $ 1,176,592 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for state income taxes | $ 19,007 | $ 15,202 |
| **SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES** | | |
| Issuance of capital stock as compensation | $ - | $ 54,150 |

See accompanying notes to financial statements.

MARCO CONSULTING GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Registration** - Marco Consulting Group, Inc. complies with the regulatory requirements of United States Securities Law. The firm is registered as a broker-dealer and a registered investment advisor with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

**Reporting Entity** - As a result of the sale of the recapture of brokerage commission business during the year ended December 31, 2001, as discussed in Note 10, there has been a change in reporting entity. All income and expenses related to the recapture of brokerage commission business is included under discontinued operations on the statement of operations.

**Revenue Recognition** - Commission income is recognized based on the trade date, and fee income is recognized when billed unless collection is not reasonably assured.

**Cash and Cash Equivalents** - For purposes of reporting cash flows, the Company considers all nonsegregated cash accounts which are not subject to withdrawal restrictions or penalties to be cash or cash equivalents.

**Accounts Receivable** - Management believes all accounts receivable are current and collectible. Therefore, a provision for uncollectible accounts has not been included. Any accounts deemed to be uncollectible are charged to operations when the determination is made.

**Income Taxes** - Effective January 1, 1989, the Company with the consent of its shareholders, elected under the Internal Revenue Code to be taxed as an S corporation. Accordingly, the Company is not ordinarily subject to federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual income taxes on their ratable share of the Company's taxable income. The Company continues to be subject to state taxes.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes result from using different accounting methods for financial reporting from those used for income tax reporting. The Company recognized the profit from the installment sale of discontinued operations for financial reporting. For income tax reporting, the installment sale profit was deferred. The deferred tax liability represents the future tax return consequences of the difference, which will be taxable when the installment note receivable is paid.

**Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

## NOTE 2. NATURE OF THE BUSINESS

Marco Consulting Group, Inc. is primarily engaged in providing investment evaluation and consulting services to the boards of trustees of various multiemployer employee benefit plans. The Company is registered with regulatory bodies to function as an introducing broker and to clear all transactions for customers on a fully disclosed basis with clearing brokers. As discussed in Note 10, the Company sold its recapture of brokerage commission business on July 3, 2001.

## NOTE 3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2002 and 2001, cash of $66,049 and $307,752 respectively was segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The required reserve amount is calculated monthly. By the second following business day, the special segregated account is required to be at least 105% of the customer funds held at month end. As of December 31, 2002, the Company no longer holds any customer funds. Consequently, there is no required reserve.

## NOTE 4. RETIREMENT PLANS

The Company contributes to three qualified retirement plans as part of an affiliated group with a related organization. Consequently, the Company pays its proportionate share of the total contribution.

A qualified savings and retirement plan covers all full-time employees. Under the terms of the plan, employees may elect to contribute pretax earnings up to the maximum allowable amount. The Company matches the first 3% of earnings deferred up to a maximum contribution of $750 per employee. The matching contribution to the plan was $47,382 and $44,107 for the years ended December 31, 2002 and 2001, respectively. The Company's allocated portion was $6,750 and $7,125 respectively. Additional discretionary contributions are allowed under the plan. No discretionary contributions were made in 2002 or 2001.

Under the terms of a collective bargaining agreement, the Company contributes to a multiemployer defined benefit pension plan for its union employees. The total contributions to the plan were $94,681 and $89,091 for the years ended December 31, 2002 and 2001, respectively. The Company's allocated portion was $11,263 and $12,350 respectively.

A qualified pension plan covers those employees not participating in the multiemployer pension plan. Under the terms of the plan, the Company must contribute 25% of compensation up to the maximum allowable deduction. The total contribution to the plan was $80,000 and $70,000 for the years ended December 31, 2002 and 2001, respectively. The Company's allocated portion of the expense was $64,000 and $56,000 respectively.

## NOTE 5. COMPLIANCE WITH SEC RULE 17A-5(D)

A statement of changes in liabilities subordinated to claims of general creditors is not presented because no such liabilities exist.

The Company has no subsidiaries, nor is it a subsidiary of any other corporation.

## NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The required net capital is the greater of $250,000 or 6-2/3% of liabilities, which computes to $4,240 and $33,137 respectively at December 31, 2002 and 2001. At December 31, 2002 and 2001, the Company had net capital of $427,694 and $1,141,593 which was $177,694 and $891,593 respectively in excess of its required net capital. The Company's net capital ratio was .15 to 1 and .44 to 1 at December 31, 2002 and 2001, respectively.

As a result of the sale of recapture of brokerage commission business, effective January 2003, the Company's net capital requirement is changed to $5,000 pursuant to SEC Rule 15c3-1(a).

## NOTE 7. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of checking and money market accounts. The Company places temporary cash investments with financial institutions deemed to be creditworthy. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash. The balances in excess of federally insured limits at December 31, 2002 are approximately $391,000.

## NOTE 8. RELATED ORGANIZATION

The Company is related to Marco Investment Services, Inc., an Illinois S corporation, through common ownership. The activities of this organization are not included in the accompanying financial statements.

Beginning January 1, 1996, the Company entered into an agreement with Marco Investment Services, Inc. for investment consultant and advisor services, and management services to assist the Company in servicing its clients. During the years ended December 31, 2002 and 2001, $8,138,073 and $8,339,253 respectively was paid under this agreement.

Marco Investment Services, Inc. has established a credit agreement with a bank for a credit line of $1,000,000 and a term loan. Both are guaranteed by Marco Consulting Group, Inc. At December 31, 2002, there is no outstanding balance on the line of credit and the term loan balance is $45,486.

## NOTE 9. CONTINGENCIES AND COMMITMENTS

The Company has agreements with certain officers which provide that upon their death or disability, the Company will continue to pay for five years, 50% of the total of their average compensation and proportionate profits for the three prior years. The Company maintains insurance that would be used to offset some of the obligation.

The Company also has an obligation to purchase Company stock from shareholder-employees in the event of death, disability, retirement or any other severance of employment. The purchase price is to be based on net book value excluding the note receivable on the sale of recapture of brokerage commission business. Payments received on the note will be specifically accounted for over the term of the note.

The Company also is guaranteeing a line of credit as discussed in Note 8.

## NOTE 10. SALE OF RECAPTURE OF BROKERAGE COMMISSION BUSINESS

On July 3, 2001, Marco Consulting Group, Inc. entered into a purchase and sale agreement with JaK Direct (JaK) in which the Company sold its list of clients with respect to its recapture of brokerage commission business and the goodwill associated with it. In return, the Company obtained a $5,000,000 promissory note which is secured by the client list. The promissory note is non-interest bearing and calls for quarterly payments which are computed based on a percentage of net recaptured commissions after all expenses have been paid by JaK.

As of December 31, 2001, it was estimated that the note would be repaid over seven years with the first payments being received in 2003. JaK has made three quarterly payments in 2002; however, the amount of the payments is less than originally anticipated. Based on the above, the Company has changed its estimate on the timing of the payments to be received. It is estimated that the note will be repaid in quarterly payments through 2009. The note is shown on the balance sheet at the present value of the estimated cash flows. The discount on the payments is computed using a risk adjusted rate. The change in estimated present value of the note resulted in $58,000 of additional income being recognized in 2002.

The Company was allowed to continue to provide services under its recapture agreements with those clients that had not agreed to assign their agreements to JaK Direct until January 1, 2002. In addition, the Company continued to provide services under these agreements for an additional 60 days beyond January 1, 2002 at JaK's request. At that time, the Company terminated all recapture agreements.

## NOTE 11. COMMISSIONS PAYABLE

JaK Direct entered into contracts with the same clearing brokers that were used by Marco Consulting Group, Inc. for its recapture of brokerage commission business. As discussed above in Note 10, the Company continued to retain some recapture agreements with clients. During the transition period, the clearing brokers sent commission income to the Company for JaK's trades. At December 31, 2001, JaK is owed approximately $220,000 for commission income received by the Company for JaK client directed trades.

# SUPPLEMENTARY INFORMATION

LEGACY
PROFESSIONALS LLP
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17A-5

Board of Directors of
Marco Consulting Group, Inc.

We have audited the accompanying financial statements of Marco Consulting Group, Inc. as of and for the year ended December 31, 2002 and have issued our report thereon dated February 4, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information that appears on pages 11 and 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Legacy Professionals LLP

February 4, 2003



30 North LaSalle Street | Suite 4200 | Chicago, IL 60602 | 312.368.0500 | 312.368.0746 Fax | www.legacycpas.com

# Marco Consulting Group, Inc.

## Schedule of Net Capital Computation

December 31, 2002

| | | |
|---|---|---|
| **Net capital** | | |
| Total stockholders' equity | | $ 4,513,213 |
| Deductions for nonallowable assets | | |
| Certain unsecured receivables | $ 704,200 | |
| Other nonallowable assets | 3,381,319 | 4,085,519 |
| Net capital | | $ 427,694 |
| **Aggregate indebtedness** | | $ 63,600 |
| **Ratio: Aggregate indebtedness to net capital** | | .15 to 1 |
| **Reconciliation with Company's computation** | | |
| The difference between the above net capital computation and the Company's computation included in Part II of Form X-17a-5 as of December 31, 2002 is as follows | | |
| Net capital as reported in Company's Part II FOCUS report | | $ 422,589 |
| Audit adjustment for liabilities | | 4,000 |
| Other audit adjustment | | 1,105 |
| Net capital per above | | $ 427,694 |

# Marco Consulting Group, Inc.

## Schedule of Computation for Determination of Reserve Requirement

December 31, 2002

| | |
|---|---|
| Customer funds held - conduit distributions payable | $ - |
| Percentage required to be held in reserve | 105% |
| Total reserve requirement for December 31, 2002 | - |
| December 31, 2002 reserve balance | 66,049 |
| Excess in reserve | $ 66,049 |

LEGACY
PROFESSIONALS LLP
CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5**

Board of Directors of
Marco Consulting Group, Inc.

In planning and performing our audit of the financial statements of Marco Consulting Group, Inc. for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Marco Consulting Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



30 North LaSalle Street | Suite 4200 | Chicago, IL 60602 | 312.368.0500 | 312.368.0746 Fax | www.legacycpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Legacy Professionals LLP

February 4, 2003